UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            X                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                 No                X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                 No                X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Further to the notice of inside information of 19 November 2021, with registration number 1182, relating to the execution of the first tranche of the buyback programme of own shares approved by the Board of Directors of BBVA (the “First Tranche”), and pursuant to article 5 of Regulation (EU) no. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and to articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, BBVA informs –on the basis of the information received from J.P. Morgan AG as the First Tranche manager– that it has carried out the following transactions over BBVA shares in execution of the First Tranche between 1 and 9 December 2021 (both inclusive):

Date	Security	Transaction	Trading Venue	Number of Shares	Weighted average price €
01-dic-21	BBVA. MC	Purchase	XMAD	3.032.236	4,7970
01-dic-21			CEUX
01-dic-21			TQEX
01-dic-21			AQEU
02-dic-21	BBVA. MC	Purchase	XMAD	6.014.375	4,7707
02-dic-21	BBVA. MC	Purchase	CEUX	153.089	4,7196
02-dic-21			TQEX
02-dic-21			AQEU
03-dic-21	BBVA. MC	Purchase	XMAD	4.872.630	4,8068
03-dic-21			CEUX
03-dic-21			TQEX
03-dic-21			AQEU
06-dic-21	BBVA. MC	Purchase	XMAD	2.130.143	4,8585
06-dic-21			CEUX
06-dic-21			TQEX
06-dic-21			AQEU
07-dic-21	BBVA. MC	Purchase	XMAD	818.036	5,0691
07-dic-21			CEUX
07-dic-21			TQEX
07-dic-21			AQEU
O8-dic-21	BBVA. MC	Purchase	XMAD	3.479.859	5,1689
O8-dic-21			CEUX
O8-dic-21			TQEX
O8-dic-21			AQEU
09-dic-21	BBVA. MC	Purchase	XMAD	3.982.070	5,1978
09-dic-21			CEUX
09-dic-21			TQEX
09-dic-21			AQEU
			TOTAL	24.482.438

Issuer name: Banco Bilbao Vizcaya Argentaria, S.A. - LEI K8MS7FD7N5Z2WQ51AZ71

ISIN Code of the ordinary shares of BBVA: ES0113211835

Detailed information regarding the transactions carried out within the referred period is attached as Annex I.

Madrid, 10 December 2021

ANNEX 1

Detailed information on each of the transactions carried out in execution of the First Tranche between 1 and 9 December 2021 (both inclusive)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: December 10, 2021
By: /s/ Antonio Borraz Peralta

Name: Antonio Borraz Peralta

Title: Assets and Liabilities Management Director